Exhibit 11.2

CONSENT OF Independent Registered Public Accounting Firm

We consent to the inclusion in this Offering Statement of Clubhouse Media Group, Inc. on Form 1-A/A (Amendment No. 1) of our report dated April 7, 2020 with respect to our audit of the consolidated financial statements of Tongji Healthcare Group, Inc. (now known as Clubhouse Media Group, Inc.) as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018, which report appears in the Offering Circular, which is part of this Offering Statement. Our report contains an explanatory paragraph regarding substantial doubt as to Tongji Healthcare Group, Inc.’s (now known as Clubhouse Media Group, Inc.) ability to continue as a going concern. We also consent to the reference to our Firm under the heading “Experts” in such Offering Circular.

/s/ BF Borgers CPA PC
BF Borgers CPA PC
Lakewood, CO
March 26, 2021